UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............1.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811–21584				Date examination completed: August 1, 2008
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Victory Institutional Funds
4. Address of principal executive office (number, street, city, state, zip code): 3435 Stelzer Rd. Columbus, Ohio 43219

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.               All items must be completed by the investment company.

2.               Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.               Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

Report of Independent Registered Public Accounting Firm

To the Trustees of

The Victory Institutional Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Victory Institutional Funds (hereafter referred to as the “Fund” and constituting the Institutional Diversified Stock Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 1, 2008.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of August 1, 2008, and with respect to agreement of security purchases and sales, for the period from July 1, 2008 (the date KeyBank National Association became custodian), through August 1, 2008:

•        Confirmation of all securities held by institutions in book entry form at the Depository Trust Company, without prior notice to management;

•        Confirmation of all securities out for transfer with brokers or alternative procedures where confirmations were not obtained;

•        Reconciliation of all such securities to the books and records of the Fund and KeyBank National Association, the Fund’s Custodian;

•        Agreement of 10 security purchases and 10 security sales or maturities since July 1, 2008 from the books and records of the Fund to broker confirmations/trade tickets.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that The Victory Institutional Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 1, 2008 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio

October 27, 2008

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of The Victory Institutional Funds (hereafter referred to as the “Fund” and constituting the Institutional Diversified Stock Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 1, 2008, and from July 1, 2008 through August 1, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 1, 2008, and from July 1, 2008 through August 1, 2008, with respect to securities reflected in the investment account of the Fund.

Victory Institutional Funds

/s/ Michael Policarpo II
Michael Policarpo, II
President, Victory Institutional Funds

October 27, 2008
Date

/s/ Christopher Sabato
Christopher Sabato
Treasurer, Victory Institutional Funds

October 27, 2008
Date